



10015351

RECEIVED
2010 MAR 11 P 4:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 5, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 021/2010**

  Subject: Dissemination the Notice of the 2010 Annual General Meeting of Shareholders and the attachments on the Company's website.

  Date: March 5, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pongamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

dlw 3/11

Summary Translation Letter
To the Stock Exchange of Thailand
March 5, 2010

AIS-CP 021/2010

March 5, 2010

Subject: Dissemination the Notice of the 2010 Annual General Meeting of Shareholders and the attachments on the Company's website.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to inform that the Company will hold the 2010 Annual General Meeting of Shareholders on April 8, 2010 at 10.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok, as per previous notification.

To disclose the information to shareholders, the Company has attached the invitation letter to shareholders together with all attachments and proxy, which are the same documents that will be sent to shareholders, on the Company's website http://investor.ais.co.th since March 5, 2010, onwards.

Custodian, who is authorized by foreign shareholders, can download Proxy Form C on the said website for your convenience.



March 5, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 022/2010**

  Subject: Clarification of rumor

  Date: March 5, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

V. Sriprataks.

Mr. Vikrom Sripataks
Director
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 5, 2010

AIS-CP 022/2010

March 5, 2010

Subject: Clarification of rumor

To: The President
The Stock Exchange of Thailand

Refer to: AIS-CP 011/2010 re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2010

According to rumors in the market and calls from investors asking whether the Company might suspend the announced dividend payment, the Company would like to clarify that the Company will continue to implement the resolutions of the Board of Directors' Meeting No. 2/2010 on February 12, 2010 which approve a dividend payment and shall be proposed to shareholders in the 2010 Annual General Meeting of Shareholders for approval.



March 9, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 023/2010**

  Subject: Clarification the Company's operations do not have an impact from the news.

  Date: March 9, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Wichian Mektrakarn
Chief Executive Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 9, 2010

AIS-CP 023/2010

March 9, 2010

Subject: Clarification the Company's operations do not have an impact from the news.

To: The President
The Stock Exchange of Thailand

As everyone is currently aware, the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions, rendered on February 26, 2010, concerns Advanced Info Service Public Company Limited ("**AIS**") in some aspects. Later on, there was a comment from an academic on the judgment [of the Supreme Court, Criminal Division for Persons Holding Political Positions] through the press that, with reference to the judgment, there were damages sustained by the government agencies arising out of amendments to the mobile phone concession agreement. He believes that the government agencies will initiate a civil case claiming a large amount of damages in this regard, and that AIS or its affiliated companies may opt to pay installments of such damages if their managements view that the business is still viable; or opt to let the company go bankrupt.

Despite AIS viewing such opinion as a personal comment from a person with a non-legal background, such opinion may cause investors' understanding to greatly deviate from actuality and cause investors to lose confidence in AIS resulting in damages to AIS's image. AIS would like to explain that the judgment does not contain any ruling or analysis on the result, the validity or invalidity of the relevant law, cabinet resolution or the actions previously taken in accordance with amendments to the concession agreement concerning AIS. The consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. No notice of any further conclusion has been given to AIS. Should any legal proceeding be initiated by related parties, such proceeding shall be in accordance with the law and justice. AIS will then have an opportunity to provide the facts to prove its innocence and good faith. AIS believes that the outcome of this controversy will be fair to TOT Public Company Limited, AIS and other relevant telecommunication business operators.